# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Harvard Ave Acquistion Corp, CIK 0002042460
CUSIP: G4330A103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 3rd Floor, 166 Yongsan, Yeongdengpo-gu, Seoul, Korea Republic Of (M5), 07362
Date of event which requires filing of this statement: 10/22/2025
Filed by CIK 0002089308
Persons authorized to receive notices and communications: Sung Hyuk Lee, Chief Executive Officer, 3rd Floor, 166 Yongsan, Yeongdengpo-gu, Seoul, Korea Republic Of (M5), 07362, 82-10-8781-0823

## Reporting persons
- Northlake Partners Ltd. (CIK 0002089308): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 1,604,757; shared voting power 0; sole dispositive power 1,604,757; shared dispositive power 0; aggregate amount beneficially owned 1,604,757 (7.8% of the class)
  Comment: (1) Including (i) 66,017 Class A ordinary shares, par value $0.0001 per share (the "Class A ordinary shares"), of Harvard Ave Acquisition Corporation (the "Issuer") underlying the private units of the Issuer ("Private Units") to be acquired by Northlake Partners Ltd. (the "Sponsor") in a private placement (the "Private Placement") simultaneously with the consummation of the initial public offering of the Issuer (the "IPO"); and (ii) 255,000 Class A ordinary shares to be acquired by the Sponsor in the Private Placement. Each Private Unit consists of one Class A ordinary share and one right to receive one-tenth (1/10) of one Class A ordinary share, and (ii) 1,283,740 Class B ordinary shares, par value $0.0001 per share (the "Class B ordinary shares" and together with Class A ordinary shares, the "ordinary shares"), of the Issuer acquired by the Sponsor prior to the IPO.
  
  (2) The Sponsor is the record holder of the ordinary shares reported herein. Mr. Tian Wang is the sole member and a director of the Sponsor, which entitles him to voting, dispositive or investment power over the Sponsor. As such, Mr. Tian Wang is deemed to have voting and dispositive rights over the securities of the Issuer held by the Sponsor.
- Tian Wang (CIK 0002089317): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 1,604,757; shared voting power 0; sole dispositive power 1,604,757; shared dispositive power 0; aggregate amount beneficially owned 1,604,757 (7.8% of the class)
  Comment: Mr. Tian Wang is the sole member and a director of the Sponsor, which entitles him to voting, dispositive or investment power over the Sponsor. As such, Mr. Tian Wang is deemed to have voting and dispositive rights over the securities of the Issuer held by the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Harvard Ave Acquistion Corp
Address of issuer's principal executive offices: 3rd Floor, 166 Yongsan, Yeongdengpo-gu, Seoul, Korea Republic Of (M5), 07362

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Sponsor and Mr. Tian Wang (collectively, the "Reporting Persons"). The Reporting Persons are the holders of record of approximately 7.8% of the Issuer's outstanding Ordinary Shares based on the number of ordinary shares outstanding as of October 24, 2025.
Residence or business address: The principal business address of the Reporting Persons is c/o Harvard Ave Acquisition Corporation, 3rd Floor, 166 Yongsan, Yeongdengpo-gu, Seoul, 07362, Republic of Korea.
Present principal occupation or employment: Mr. Tian Wang is the sole member and a director of the Sponsor, which entitles him to voting, dispositive or investment power over the Sponsor. As such, Mr. Tian Wang is deemed to have voting and dispositive rights over the securities of the Issuer held by the Sponsor.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: The Sponsor is a British Virgin Islands company. Mr. Tian Wang is citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 19, 2024, (1) the Issuer issued 7,187,500 Class B ordinary shares to Copley Square Sponsor Limited for a purchase price of $25,000, and (2) Copley Square Sponsor Limited surrendered one Class A ordinary shares of a par value of $0.0001 each. On October 18, 2024, Copley Square Sponsor Limited transferred to certain directors and officers of the Issuer an aggregate amount of 220,000 Class B ordinary shares, and all at the original purchase price when Copley Square Sponsor Limited acquired such shares from the Issuer. On July 14, 2025, Copley Square Sponsor Limited surrendered 287,500 Class B ordinary shares it held, and on August 14, 2025 transferred the remaining 6,680,000 Class B ordinary shares to Copley Square LLC in exchange for becoming the managing member of Copley Square LLC. In addition, on September 16, 2025, Copley Square LLC transferred 2,438,546 Class B ordinary shares to the Sponsor at $0.0036 per share. On October 22, 2025 and October 24, 2025, the Sponsor surrendered 749,692 Class B ordinary shares and 405,113 Class B ordinary shares, respectfully. On October 24, 2025, simultaneously with the Issuer's IPO, the Sponsor acquired 66,017 Private Units and 255,000 Class A ordinary shares in the Private Placement. Each Private Unit consists of one Class A ordinary share of the Issuer and one right to receive one-tenth (1/10) of one Class A ordinary share of the Issuer.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise. Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of the Issuer (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of ordinary shares beneficially or directly owned by the Reporting Persons is based upon a total of 20,693,189 ordinary shares outstanding as of October 24, 2025. The Reporting Persons beneficially own 1,604,757 ordinary shares, representing approximately 7.8% issued and outstanding ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 1,604,757 ordinary shares, representing approximately 7.8% issued and outstanding ordinary shares.
Transactions in the class effected during the past sixty days: Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7.1 Joint Filing Agreement, dated October 22, 2025.

10.1 Securities Purchase Agreement between the Registrant and Copley Square Sponsor Limited, dated as of September 19, 2024.https://www.sec.gov/Archives/edgar/data/2042460/000121390025012102/ea021947904ex10-5_harvard.htm

10.2 Securities Transfer Form by Copley Square Sponsor Limited dated August 14, 2025. https://www.sec.gov/Archives/edgar/data/2042460/000121390025089441/ea021947911ex10-12_harva.htm

10.3 Securities Transfer Agreement between Copley Square LLC and Northlake Partners Ltd. dated as of September 16, 2025. https://www.sec.gov/Archives/edgar/data/2042460/000121390025091541/ea0219479-12.htm#TOC001

10.4 Private Placement Units and Restricted Share Purchase Agreement dated October 22, 2025. https://www.sec.gov/Archives/edgar/data/2042460/000121390025102570/ea026255501ex10-2_harvard.htm

## Signatures
- Northlake Partners Ltd.: /s/ Tian Wang, Tian Wang /Director (10/27/2025)
- Tian Wang: /s/ Tian Wang, Tian Wang (10/27/2025)